Exhibit (a)(3)


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September 22, 2006



TO:          UNIT HOLDERS OF Freedom Tax Credit Plus L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 14,433 Units of limited partnership interest (the "Units") in Freedom Tax Credit Plus L.P. (the "Partnership") at a purchase price equal to:

                                  $20 per Unit
                                  ------------

You may wish to consider our Offer for the following reasons:

     o The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in Freedom Tax Credit Plus L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

     o While the Partnership is selling properties, according to the Partnership, the Compliance Period for some of the Tax Credits generated by the Partnership does not end until December 31, 2007, meaning the Partnership cannot sell those properties without jeopardizing the respective Tax Credits. Thus, the Partnership is unlikely to liquidate before 2008. Thus, unless you sell your Units, you will still be a limited partner for at least another 2 years, at a minimum. If you sell your Units to us, you will no longer have to file a Schedule K-1 with your tax return for this Partnership.

     o The tax credits associated with the Partnership have all expired; no distributions have been paid to limited partners, and according to the Partnership "The Partnership does not anticipate providing cash distributions to BACs holders in circumstances other than refinancings or sales." (See Annual Report on Form 10-K for the year ended March 31, 2006). The Partnership has sold several properties this year, but no distributions have yet been made.


After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

Please note, your General Partner, Related Capital, requires that you execute the additional transfer documentation included with this offer (also printed on yellow paper), so please include those materials with the executed Letter of Transmittal if you accept our Offer.

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) October 31, 2006.